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                                                                     EXHIBIT 5.1


                              AFFYMETRIX LETTERHEAD

                                                                October 14, 1999

Affymetrix, Inc.
3380 Central Expressway
Santa Clara, California  95051

Dear Ladies and Gentlemen:

         In connection with the registration under the Securities Act of 1933, as amended, of 1,070,000 shares of Common Stock, par value $.01 per share (the "Shares"), of Affymetrix, Inc., a Delaware corporation, and the related preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of October 15, 1998 (the "Rights Agreement"), between Affymetrix and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent"), I, as your general counsel, have examined such corporate records, certificates and other documents, and such questions of law, as I have considered necessary or appropriate for the purposes of this opinion. Upon the basis of such examination, I advise you that, in my opinion:

                  (1) The Shares have been duly authorized and, upon compliance with the exchange procedures set forth in Article V of the Merger Agreement, dated as of September 10, 1999 (the "Merger Agreement"), among Affymetrix, Inc., Genetic MicroSystems, Inc., GMS Acquisition, Inc., Jean Montagu and the stockholders of Genetic MicroSystems set forth on the signature pages to the Merger Agreement (the "Exchange Procedures"), the Shares will be validly issued, fully paid and nonassessable.

                  (2) The issuance of the Rights has been duly authorized by Affymetrix.

                  (3) Assuming that the board of directors of Affymetrix, after fully informing itself as to matters relating to the Rights Agreement and the Rights and after giving due consideration to all relevant matters, determined that the execution and delivery of the Rights Agreement and the issuance of Rights thereunder would be in the best interests of Affymetrix and its stockholders, and assuming further that the Rights Agreement has been duly authorized, executed and delivered by the Rights Agent, then upon compliance with the Exchange Procedures, the Rights will be validly issued.

                  In connection with my opinion set forth in paragraph (2) above, I note that the question whether the board of directors of Affymetrix might be required to redeem the Rights at some future time will depend upon facts and circumstances existing at that time and, accordingly, is beyond the scope of such opinion.

                  The foregoing opinion is limited to the federal laws of the United States and the General Corporation Law of the State of Delaware, and I am expressing no opinion as to the effect of the laws of any other jurisdiction. I am not a member of the Bar of the State of Delaware, and I have relied on the
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advice of Sullivan & Cromwell with respect to interpretations of the General
Corporation Law of the State of Delaware.

                  I have relied as to certain matters on information obtained from public officials, officers of Affymetrix and other sources believed by me to be responsible.

                  I hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the Shares and the Rights and to the reference to me under the heading "Validity of Shares" in the Proxy Statement/Prospectus relating to the Shares and the Rights. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act.

                                         Very truly yours,



                                         /s/ Vern Norviel, Esq.
                                         Senior Vice President,
                                         General Counsel and Corporate Secretary
                                         Affymetrix, Inc.